

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2011

Via E-mail:
Rafik Jallad
Chief Executive Officer
Portlogic Systems, Inc.
100 King St. W.
Suite 5700
Toronto, Ontario, Canada, M5X1K7

      **Re:**    **Portlogic Systems, Inc.**
             **Form 10-Q for the Quarter Ended February 28, 2011**
             **Filed April 19, 2011**
             **Form 10-K for the Fiscal Year Ended May 31, 2010**
             **Filed September 13, 2010**
             **File No. 001-34905**

Dear Mr. Jallad:

      We issued comments to you on the above captioned filing on June 24, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by September 19, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by September 19, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staffs decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at  http://www.sec.gov /news/press/2004-89.htm and http://www.sec.gov /news/press/200572.htm.

Rafik Jallad
Portlogic Systems, Inc
September 8, 2011
Page 2


      You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3459 if you have any questions.  If you need further assistance, you may contact me at (202) 551-3730.


      Sincerely,

      /s/ Stephen Krikorian

      Stephen Krikorian
      Accounting Branch Chief